SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    Form 11-K

\X\ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 for the fiscal year ended December 31, 2001, or
\ \ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 for the transition period from ___________ to _______________


Commission file number 001-00434

A. Full title of the plan and the address of the plan, if different from that of the issuer named below: The Procter & Gamble Subsidiaries Savings and Investment Plan, The Procter & Gamble Company, Two Procter & Gamble Plaza, Cincinnati, Ohio 45202.

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office: The Procter & Gamble Company, One Procter & Gamble Plaza, Cincinnati, Ohio 45202.

                              REQUIRED INFORMATION

Item 4. Plan Financial Statements and Schedules Prepared in Accordance With the Financial Reporting Requirements of ERISA

                              THE PROCTER & GAMBLE
                            SUBSIDIARIES SAVINGS AND
                                INVESTMENT PLAN

                    FINANCIAL STATEMENTS FOR THE YEARS ENDED
                         DECEMBER 31, 2001 AND 2000 AND
                  SUPPLEMENTAL SCHEDULE AS OF DECEMBER 31, 2001
                        AND INDEPENDENT AUDITORS' REPORT

THE PROCTER & GAMBLE SUBSIDIARIES SAVINGS AND
INVESTMENT PLAN




TABLE OF CONTENTS
--------------------------------------------------------------------------------


                                                                            PAGE

INDEPENDENT AUDITORS' REPORT                                                   1

FINANCIAL STATEMENTS:

  Statements of Net Assets Available for Benefits
    as of December 31, 2001 and 2000                                           2

  Statements of Changes in Net Assets Available for Benefits
    for the Years Ended December 31, 2001 and 2000                             3

  Notes to Financial Statements for the Years Ended
    December 31, 2001 and 2000                                                 4

SUPPLEMENTAL SCHEDULE - Assets Held for Investment
  (Schedule H, Part IV, Line 4i of Form 5500), December 31, 2001               8

SUPPLEMENTAL SCHEDULES OMITTED - The following schedules were omitted because of the absence of conditions under which they are required or due to their inclusion in information filed by The Procter & Gamble Master Savings Trust:

  Reportable Transactions

  Assets Acquired and Disposed of Within the Plan Year

  Party-in-Interest Transactions

  Obligations in Default

  Leases in Default

INDEPENDENT AUDITORS' REPORT


To The Procter & Gamble Master Savings Plan Committee:

We have audited the accompanying statements of net assets available for benefits of The Procter & Gamble Subsidiaries Savings and Investment Plan (the "Plan") as of December 31, 2001 and 2000, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2001 and 2000 and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule listed in the Table of Contents is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The schedule is the responsibility of the Plan's management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2001 financial statements, and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ DELOITTE & TOUCHE LLP
-------------------------
DELOITTE & TOUCHE LLP

June 10, 2002

THE PROCTER & GAMBLE SUBSIDIARIES SAVINGS
AND INVESTMENT PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR  BENEFITS
AS OF DECEMBER 31, 2001 AND 2000
--------------------------------------------------------------------------------

                                                        2001         2000
                                                        ----         ----
ASSETS:
  Investment in The Procter & Gamble Master
    Savings Trust, at fair value                   $ 28,986,204   $ 5,609,933
  Loans to participants                                 869,392        56,681
  Investment income receivable                           33,288           892
                                                   ------------    ----------

           Total assets                              29,888,884     5,667,506

LIABILITIES - Accrued administrative expenses            21,192         4,946
                                                   ------------   -----------


NET ASSETS AVAILABLE FOR BENEFITS                  $ 29,867,692   $  5,662,560
                                                   ============   ============

See notes to financial statements.

THE PROCTER & GAMBLE SUBSIDIARIES SAVINGS
AND INVESTMENT PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEARS ENDED DECEMBER 31, 2001 AND 2000
--------------------------------------------------------------------------------

                                                         2001         2000
                                                         ----         ----
ADDITIONS:
  Investment income (loss):
    Equity in net earnings (losses) of
      The Procter & Gamble Master Savings Trust    $    779,661   $  (482,315)
    Interest                                             77,313         5,789
                                                   ------------   -----------
           Total changes                                856,974      (476,526)
                                                   ------------   -----------

DEDUCTIONS:
  Distributions and withdrawals to participants       2,247,317       724,897
  Administrative expenses                                67,409        20,370
                                                   ------------   -----------
           Total deductions                           2,314,726       745,267
                                                   ------------   -----------

NET DECREASE PRIOR TO TRANSFER                       (1,457,752)   (1,221,793)

TRANSFER FROM AFFILIATED PLANS                       25,662,884

NET ASSETS AVAILABLE FOR BENEFITS:
  Beginning of year                                   5,662,560     6,884,353
                                                   ------------   -----------

  End of year                                      $ 29,867,692   $ 5,662,560
                                                   ============   ===========

See notes to financial statements.

THE PROCTER & GAMBLE SUBSIDIARIES SAVINGS
AND INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2001 AND 2000
--------------------------------------------------------------------------------


1.    DESCRIPTION OF THE PLAN

      The following brief description of The Procter & Gamble Subsidiaries Savings and Investment Plan (the "Plan") is provided for general information purposes only. Participants should refer to the Plan agreement for more complete information.

      GENERAL - The Plan was established effective April 1, 1989 and is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). The Plan is a defined contribution plan covering substantially all employees of Maryland Club Foods, Inc., all eligible employees of Shulton, Inc., former employees of Fisher Nut Company who were members of the Twin Cities Bakery and Confectionery Workers Union, Local No. 22, and all eligible employees of Dover Baby Wipes Company and Giorgio Beverly Hills, Inc. Maryland Club Foods, Inc. was sold in May 1994 and Fisher Nut Company was dissolved in July 1998. Effective March 14, 1996, the Shulton Savings Plan and Fisher Nut Savings Plan were merged into the Maryland Club Foods, Inc. Retirement Savings Plan and The Procter & Gamble Company ("Company"), plan sponsor, changed the Plan name to The Procter & Gamble Subsidiaries Savings and Investment Plan. Effective May 1, 2001, the Dover Savings and Investment Plan ("Dover") and the Giorgio Employee Savings Plan ("Giorgio") were merged into the Plan.

      CONTRIBUTIONS AND VESTING - Effective April 1996, all contributions to the Plan were suspended and all participants became fully vested. Dover and Giorgio contributions were suspended prior to merging with the Plan.

      DISTRIBUTIONS - The Plan provides for benefits to be paid upon retirement, disability, death, or separation other than retirement as defined by the Plan document. Plan benefits may be made in a lump sum of cash or shares of common stock or in installment payments over a period not to exceed 120 months. Retired or terminated employees shall commence benefit payments upon attainment of age 70-1/2.

      WITHDRAWALS - A participant may withdraw any portion of after-tax contributions once in any six-month period. Participants who have attained age 59-1/2 or have demonstrated financial hardship may withdraw all or any portion of their before-tax contributions once in any six-month period.

      PLAN TERMINATION - Subsequent to December 31, 2001, the Company terminated the Plan subject to the provisions of ERISA (Note 6).

      ADMINISTRATION - The Plan is administered by the Master Savings Plan Committee consisting of four members appointed by the Board of Directors of the Company, except for duties specifically vested in the trustee, PNC Bank, Ohio, N.A. ("PNC Bank"), who is also appointed by the Board of Directors of the Company.

      TRANSFER FROM AFFILIATED PLANS - Amounts represent account balances of Dover and Giorgio Company employees transferred into the Plan.

      LOANS - The Plan allows participants to borrow funds from their accounts in certain circumstances up to maximum amounts specified in the Plan agreement. Loans are repayable in at least monthly installments of principal and interest over a maximum term of five years (fifteen years if the loan is used to purchase a primary residence). Principal and interest paid is credited to applicable funds in the borrower's account. Upon termination or retirement, the outstanding loan balance will be treated as a distribution to the participant.

      PARTICIPANT ACCOUNTS AND INVESTMENT OPTIONS - Each participant account is credited with an allocation of Plan earnings. The benefit to which a participant is entitled is the vested benefit that can be provided from the participant's account. Participants may allocate their accounts in one or all of the following investment options offered by the Plan (Note 4):

        ENHANCED CASH FUND - The prospectus indicates that this fund invests in short to medium length maturity, interest-bearing instruments.

        COMPANY STOCK FUND - A fund that invests in shares of The Procter & Gamble Company common stock.

        ACTIVE FIXED-INCOME CORE FUND - The prospectus indicates that this fund invests in a diversified portfolio of publicly and privately traded corporate, government, international, and mortgage backed bonds.

        DISCIPLINED EQUITY FUND - The prospectus indicates that this fund invests in equity securities of approximately 300 domestic, large company stocks.

        DIVERSIFIED FUND - The prospectus indicates that this fund invests in a balanced portfolio consisting of both equity and fixed securities.

        INTERNATIONAL EQUITY FUND - The prospectus indicates that this fund invests in a diversified portfolio of equity securities of foreign corporations.

        SMALL COMPANY EQUITY II FUND - The prospectus indicates that this fund invests in a portfolio of equity securities issued by small companies.

2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

      BASIS OF ACCOUNTING - The accompanying financial statements have been prepared on the accrual basis of accounting and the Plan's net assets and transactions are recorded at fair value. The Plan's investment in Company common stock is valued at the closing price on an established security exchange. The Plan's investment funds (funds) are valued by the fund manager, JP Morgan Investment Management, Inc., based upon the fair value of the funds' underlying investments. Income from investments is recognized when earned and is allocated to each plan participating in The Procter & Gamble Master Savings Trust (Master Trust) by PNC Bank and to each participant's account by the Plan's recordkeeper.

      EXPENSES OF THE PLAN - Investment management expenses were paid by the Plan in 2001 and 2000. All other fees were paid by the Company.

      USE OF ESTIMATES - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

      The Plan invests in Company common stock and in various mutual funds which include investments in U.S. Government securities, corporate debt instruments, and corporate stocks. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for plan benefits.

      ACCOUNTING POLICIES - On January 1, 2001, the Plan adopted Statement of Financial Accounting Standards (SFAS) No. 133, Accounting for Derivative Instruments and Hedging Activities, as amended by SFAS No. 138, Accounting for Certain Derivative Instruments and Certain Hedging Activities. SFAS No. 133 establishes accounting and reporting standards for derivative instruments and for hedging activities. It requires that all derivatives, including those embedded in other contracts, be recognized as either assets or liabilities and that those financial instruments be measured at fair value. The accounting for changes in the fair value of derivatives depends on their intended use and designation. The adoption of this standard did not have a material effect on the Plan's financial statements.

3.   INCOME TAX STATUS

      The Internal Revenue Service (IRS) has determined and informed the Company by letter dated March 7, 2002, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC). The Plan has been amended since receiving the latest determination letter. However, the plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable provisions of the IRC at December 31, 2001 and 2000. Therefore, they believe that the Plan was qualified and tax-exempt as of December 31, 2001 and 2000 and no provision for income taxes has been reflected in the accompanying financial statements.

4.    INTEREST IN MASTER TRUST

      Effective January 1, 1993, the Company formed the Master Trust in accordance with a master trust agreement with PNC Bank.

      Use of a master trust permits the commingling of various investments that fund Company-sponsored defined contribution plans for investment and administrative purposes. Although assets are commingled in the Master Trust, PNC Bank maintains records for the purpose of allocating contributions and changes in net assets of the Master Trust to participating plans based upon each plan's proportionate interest in the Master Trust. The following represents the 2001 and 2000 audited financial information regarding the net assets and investment income of the Master Trust.

      Investments, at fair value, held by the Master Trust at December 31, 2001 are summarized as follows:

                                                       COMPANY             JP MORGAN
                                                      STOCK FUND              FUNDS                TOTAL
                                                      ----------           ---------               -----
      The Procter & Gamble Company common
        stock                                       $ 64,337,834                            $ 64,337,834
      Mutual funds                                                      $123,901,015         123,901,015
      Short-term investments                               4,291               8,264              12,555
      Accrued interest and dividends                                          39,992              39,992
                                                    ------------        ------------        ------------

      Total investments at fair value               $ 64,342,125        $123,949,271        $188,291,396
                                                    ============        ============        ============

      Plan's investment in Master Trust             $  7,567,250        $ 21,418,954        $ 28,986,204
                                                    ============        ============        ============
      Plan's percentage ownership interest in
        Master Trust                                          12 %                17 %                15 %
                                                    ============        ============        ============

      Investment income (loss) from the Master Trust for the year ended December 31, 2001 is summarized as follows:

                                                       COMPANY             JP MORGAN
                                                      STOCK FUND              FUNDS                TOTAL
                                                      ----------           ---------               -----
      Net appreciation (depreciation) in fair
        value of investments                        $    221,329        $ (9,489,678)       $ (9,268,349)
      Dividends                                        1,258,927                               1,258,927
      Interest                                             2,848             110,122             112,970
                                                    ------------        ------------        ------------

      Total                                         $  1,483,104        $ (9,379,556)       $ (7,896,452)
                                                    ============        ============        ============

      Plan's equity in net earnings (losses) of
        Master Trust                                $  1,840,113        $ (1,060,452)       $    779,661
                                                    ============        ============        ============


      Investments, at fair value, held by the Master Trust at December 31, 2000 are summarized as follows:

                                                       COMPANY             JP MORGAN
                                                      STOCK FUND              FUNDS                TOTAL
                                                      ----------           ---------               -----
      The Procter & Gamble Company common
        stock                                       $ 70,010,072                            $ 70,010,072
      Mutual funds                                                      $147,674,640         147,674,640
      Short-term investments                               1,799               3,796               5,595
      Accrued interest and dividends                         139               1,912               2,051
                                                    ------------        ------------        ------------

      Total investments at fair value               $ 70,012,010        $147,680,348        $217,692,358
                                                    ============        ============        ============

      Plan's investment in Master Trust             $    625,519        $  4,984,414        $  5,609,933
                                                    ============        ============        ============
      Plan's percentage ownership interest in
        Master Trust                                           1 %                 3 %                 3 %
                                                    ============        ============        ============

      Investment loss from the Master Trust for the year ended December 31, 2000 is summarized as follows:

                                                       COMPANY            JP MORGAN
                                                      STOCK FUND             FUNDS                 TOTAL
                                                      ----------          ---------                -----
      Net depreciation in fair value of
        investments                                 $(25,585,173)       $(8,079,528)        $(33,664,701)
      Dividends                                        1,183,956                               1,183,956
      Interest                                             4,967             10,478               15,445
                                                    ------------        -----------         ------------

      Total                                         $(24,396,250)       $(8,069,050)        $(32,465,300)
                                                    ============        ============        ============

      Plan's equity in net losses of Master Trust   $   (235,451)       $  (246,864)        $   (482,315)
                                                    ============        ============        ============


5.    DISTRIBUTIONS PAYABLE

      Distributions payable to participants at December 31, 2001 and 2000 are approximately $260,000 and $0, respectively.

6.    SUBSEQUENT EVENT

      Effective May 1, 2002, the Plan was converted from the Master Trust with PNC Bank to American Century and merged into The Procter and Gamble Subsidiaries Savings Plan.

                                     ******

THE PROCTER & GAMBLE SUBSIDIARIES SAVINGS AND
INVESTMENT PLAN

SCHEDULE OF ASSETS HELD FOR INVESTMENT
(SCHEDULE H, PART IV, LINE 4I OF FORM 5500)
DECEMBER 31, 2001
-----------------------------------------------------------------------------------------------


IDENTITY OF ISSUER,
  BORROWER, LESSOR                                                                         FAIR
  OR SIMILAR PARTY           DESCRIPTION OF INVESTMENT                                    VALUE
------------------           -------------------------                                    -----
Participant Loans            116 loans with maturities ranging from
                             January 2002 to May 2010 and interest rates ranging
                             from 5.75%-10.5%                                         $ 869,392
                                                                                      =========

PURSUANT TO THE REQUIREMENTS OF THE SECURITIES EXCHANGE ACT OF 1934, THE TRUSTEES (OR OTHER PERSONS WHO ADMINISTER THE EMPLOYEE BENEFIT PLAN) HAVE DULY CAUSED THIS ANNUAL REPORT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED HEREUNTO DULY AUTHORIZED.


                                  The Procter & Gamble Subsidiaries Savings Plan



                                  /S/THOMAS J. MESS
Date:  June 28, 2002              ------------------------------------------
                                  Thomas J. Mess
                                  Secretary for Trustees



                                  EXHIBIT INDEX


Exhibit No.                                                             Page No.

     23                    Consent of Deloitte & Touche